BEFORE THE
                     PENNSYLVANIA PUBLIC UTILITY COMMISSION


Petition of West Penn Power Company              :
For Issuance of a Further Supplement to Its      :
Previous Qualified Rate Orders Under             :        Docket No. R-00039022
Sections 2808 and 2812 of the Public             :
Utility Code                                     :
                                                 :
Application of West Penn Power Company for       :
Approval of its Restructuring Plan under Section :        Docket No. R-00973981
2806 of the Public Utility Code                  :

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                      AMENDED JOINT PETITION FOR SETTLEMENT
            AND FOR MODIFICATION OF THE 1998 RESTRUCTURING SETTLEMENT

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     The Office of Consumer Advocate ("OCA"); the Office of Small Business
Advocate ("OSBA"); the West Penn Power Industrial Intervenors ("WPPII"); AK Steel Corporation ("AK"); Citizen Power, Inc. ("Citizen Power"); Constellation Energy Commodities Group, Inc. (formerly Constellation Power Source, Inc.) and Constellation New Energy, Inc. (collectively "Constellation"); and West Penn Power Company ("West Penn" or "the Company"), all of whom are active parties and may be referred to herein either in their individual capacities or collectively as the "Joint Petitioners," join in this Amended Joint Petition for Settlement and for Modification of the 1998 Restructuring Settlement ("Amended Joint Petition") and respectfully request that the Presiding Officer and the Pennsylvania Public Utility Commission ("Commission"): (1) approve the terms of this Amended Joint Petition, (2) direct West Penn to file a Tariff Supplement to become effective on one day's notice incorporating the schedule of rates and charges attached hereto as Revised Appendix A, and (3) approve certain amendments to West Penn's 1998 Restructuring Settlement, as defined herein, consistent with the terms of this Amended Joint Petition.1 This Amended Joint Petition updates the Joint Petition for Settlement and for Modification of the 1998 Restructuring Settlement ("Joint Petition") filed with the Commission on September 7, 2004. The extensive notice to stakeholders and customers provided for in the Joint Petition has been completed. Thereafter, Reliant, Citizen Power and Constellation intervened in this proceeding. The amendments to the Joint Petition contained herein propose no further amendments of the 1998 Restructuring Settlement beyond those changes described in the September 7, 2004 Joint Petition. Therefore, service of the Amended Joint Petition to the 1998 Restructuring Settlement parties and further customer notice or notice in the Pennsylvania Bulletin are not required. Constellation and Citizen Power participated in settlement discussions that have resulted in this Amended Joint Petition. Reliant elected not to participate in any settlement discussions and has maintained its position that the Joint Petition was violative of law and policy on the grounds presented in its Motion to Dismiss filed November 15, 2004. The ALJ denied Reliant's Motion to Dismiss, pending the completion of the record, and noted that Reliant's Motion to Dismiss did not present any legally cognizable reason for terminating examination of the Joint Petition. Order Denying Motion to Dismiss at 5.

     The Amended Joint Petition resolves issues relating to the Company's Commission-recognized stranded cost under-recoveries by securitizing the Company's remaining stranded cost scheduled for recovery through its Competitive Transition Charge ("CTC") and its current cumulative deferred under-recoveries and extending the stranded cost recovery period and corresponding rate cap, consistent with the themes of the 1998 Restructuring Settlement. In support of their Amended Joint Petition, the Joint Petitioners represent the following:


---------------
1 Reliant Energy, Inc. ("Reliant"), an active party, does not support the Amended Joint Petition. The Office of Trial Staff ("OTS"), which filed a Notice of Appearance in this proceeding, has reviewed the Amended Joint Petition and does not oppose its approval by the Commission.


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

     INTRODUCTION
     ------------

          1. West Penn is a public utility and Pennsylvania corporation authorized pursuant to Commission regulation to provide electric utility service in all or parts of 23 counties in Pennsylvania. It currently provides electric service to approximately 697,000 customers in Pennsylvania. Pursuant to the Electric Generation Competition and Customer Choice Act, West Penn filed with the Commission a restructuring proceeding in August 1997 at Docket No. R-00973981 that resulted in a settlement among the parties to that proceeding. The settlement at Docket No. R-00973981 was approved by the Commission by Final Order entered November 19, 1998 (collectively herein referred to as the "1998 Restructuring Settlement").

          2. On November 25, 2003, West Penn filed a Petition for Issuance of a Second Supplement to its Previous Qualified Rate Orders under Sections 2808 and 2812 of the Public Utility Code ("November 25, 2003 Petition"). West Penn sought a supplemental qualified rate order ("QRO") to securitize its remaining unsecuritized, unrecovered stranded costs allowed in its 1998 Restructuring Settlement, carrying costs, Company savings, transaction fees and expenses and to recover the supplemental intangible transition charge beyond December 31, 2008, which was to be the end point of West Penn's stranded cost recovery period and generation rate cap as set forth in the 1998 Restructuring Settlement. West Penn proposed securitizing approximately $115 million in transition bonds. By correspondence dated February 25, 2004, West Penn waived its request for expedited resolution of its supplemental QRO in anticipation of temporary financing being obtained to satisfy maturing debt.

          3. The OCA, the OSBA and the WPPII each filed Answers to West Penn's Petition on December 15, 2003. In general, the OCA, OSBA and WPPII opposed West Penn's petition on the grounds, among several reasons, that it sought recovery of stranded costs beyond the stranded cost recovery period and generation rate cap period which were to conclude simultaneously in 2008, without providing for extension of the generation rate caps in 2009 and 2010.

          4. The Joint Petitioners, via a Joint Motion to Admit Materials into the Evidentiary Record (Joint Motion), which was filed with the Joint Petition, have stipulated to the admission of testimony and further exhibits to the evidentiary record of this proceeding. The Joint Motion was granted by order of Administrative Law Judge ("ALJ") Wayne L. Weismandel on October 29, 2004. WPPII has submitted testimony, which stressed, inter alia, the importance of West Penn avoiding a scenario in which stranded costs in the form of a CTC or Intangible Transition Charge ("ITC") were still being collected from customers without rate cap protection. West Penn has also submitted testimony in support of the terms of the original Joint Petition. Among other things, the testimony in support of the Joint Petition stressed the importance of avoiding a scenario in which West Penn would be recovering stranded costs in the form of a CTC or ITC, but customers would be without rate cap protection. Pursuant to the Joint Motion, the record includes:

     a. Statement No. 1, Direct Testimony of John R. Howells and associated Exhibits JRH-1, JRH-2, JRH-3, JRH-4, JRH-5, JRH-6, JRH-7, JRH-8 (Attachment A).

     b. Rebuttal Statement No. 1, Rebuttal Testimony of John R. Howells (Attachment B).

     c. Petition of West Penn Power Company with Exhibits A, B and C (Attachment C).

     d.   West Penn Power Company Restructuring Settlement (Attachment D).

     e.   WPPII Statement No. 1, Direct Testimony of Victor Sawicki
          (Attachment E).

     f. WPPII Statement No. 2, Direct Testimony of Michele Ponchione (Attachment F).

     g.   Exhibit titled West Penn ITC-2 Projected Annual Activity,
          (Attachment G).

     h. Table depicting breakout of components of West Penn requested securitization (Attachment H ).



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

     i. Informal Data Requests Nos. 1, 2 and 3 of OSBA and West Penn responses (Attachment I).

     j.   Exhibit depicting Projected Shopping Credit Adjustments
          (Attachment J).

     k. It is also agreed to by the parties that OCA shopping statistics may be considered part of the record.

          5. The testimony of West Penn witness Howells (Statement No. 1) that accompanied the November 2003 Petition described the background of this proceeding. In its 1998 Restructuring Proceeding at Docket No. R-00973981, the Commission approved the parties' Joint Petition for Full Settlement by Order entered November 19, 1998. West Penn was authorized to recover $670 million in stranded costs. The Commission also authorized West Penn to securitize the full stranded cost amount of $670 million. The Commission's Order of November 19, 1998 provided the QRO necessary for securitization and issuance of transition bonds under Section 2812 of the Public Utility Code. (Howells St. No. 1, pp. 4-5). On April 23, 1999, West Penn requested that the Commission enter a Supplemental QRO to clarify the mechanics of the issuance and reconciliation of transition bonds. The Commission entered the Supplemental QRO on August 12, 1999 at Docket No. R-00994649. (Howells St. No. 1, p. 5). In May of 1999, West Penn Funding LLC was formed as a special purpose entity for the sole purpose of purchasing and owning intangible transition property, and issuing transition bonds. West Penn Funding LLC was formed by West Penn Funding Corporation, a wholly owned subsidiary of West Penn. In November 1999, West Penn Funding LLC issued $600 million of transition bonds. (Howells St. No. 1, pp. 6-7).

          6. West Penn continued to attempt to recover the remainder of its non-securitized stranded costs through its CTC. Since the inception of its CTC, West Penn was underrecovering or not recovering its full authorized CTC. The


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

reason for the underrecovery was that West Penn revenues were constrained by the rate cap and sales levels.2 Each year since the inception of its CTC in 1999, West Penn requested as part of its CTC reconciliation proceeding that the Commission direct the deferral of the undercollected CTC amounts as a regulatory asset for full and complete recovery at a future date. The underrecovery in 1999 was $15.9 million. (Docket No. M-FACE9905). The underrecovery in 2000 was $6.4 million which, when added to the existing underrecovery of $15.9 million, resulted in a cumulative underrecovery of $22.3 million. (Docket No. M-FACE0006). The underrecovery in 2001 was approximately $9.6 million which, when added to the existing underrecovery of $22.3 million, resulted in a cumulative underrecovery of $31.9 million. (Docket No. M-FACE-0109). The underrecovery in 2002 was approximately $16.9 million which, when added to the existing underrecovery of $31.9 million, resulted in a cumulative underrecovery of $48.8 million (Docket No. M-FACE0210). In West Penn's CTC Reconciliation Statement for 2003, West Penn showed an underrecovery of $16.1 million which, when added to the existing underrecovery of $48.8 million, resulted in a cumulative underrecovery in the amount of $64.9 million. (Docket M-FACE0308). The reconciliation and deferral filings and Orders approving the deferrals were attached as Exhibits JRH-4 through JRH-8 to the Petition filed November 25, 2003. (Howells St. No. 1, pp. 7-8).

On August 30, 2004, West Penn filed its CTC reconciliation for the 12 months ended July 31, 2004 showing a 12-month underrecovery of $13.2 million, for a total cumulative underrecovery of $78.3 million. This reconciliation and deferral request was approved by order entered January 19, 2005 for a total cumulative underrecovery in the approximate amount of $78.3 million. (Docket M-FACE0408).

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2 As explained in West Penn St. No. 1-B, the testimony of John R. Howells in support of the Amended Joint Petition ("West Penn St. No. 1-B"), the use of updated sales numbers and the CTC reconciliation process pursuant to the Amended Joint Petition resolves the underrecovery issue and allows for collection of all remaining stranded costs by the end of 2010.

          7. The original Joint Petitioners engaged in extensive settlement discussions with the procedural cooperation of the Office of Administrative Law Judge ("OALJ"). Further settlement discussions were conducted with Citizen Power and Constellation within the schedule for this proceeding set by Administrative Law Judge Wayne L. Weismandel that resulted in this mutually acceptable Amended Joint Petition that the Joint Petitioners believe to be in the public interest and that all supporting parties believe should be promptly approved by the Commission so that the benefits to the public achieved by this Amended Joint Petition can be realized as soon as possible. Consistent with the Competition Act and the themes of the 1998 Restructuring Settlement, this Amended Joint Petition addresses certain Joint Petitioners' concerns, that customers not be exposed to market prices for generation while still being responsible for payment of stranded costs.3 Testimony supporting the amendments to the September 7, 2004 Joint Petition has been submitted for inclusion into the record of this proceeding. (West Penn St. No. 1-B).

          8. The terms of the Amended Joint Petition reflect the fact that West Penn's need for additional time to recover the stranded costs established in the restructuring proceeding essentially means that the electric competition transition period will be extended for the Company. It is important to note that the Amended Joint Petition does not address West Penn's post-transition POLR period, but rather the continued transition to the POLR period while West Penn continues to collect stranded costs from its ratepayers. In recognition of the extension of the transition period, the Amended Joint Petition continues the same principles in the Company's 1998 Restructuring Settlement: stranded cost collection, distribution rate caps and gradually increasing generation rates subject to caps.

---------------
3 See the Answers of OCA, OSBA and WPPII to the November 25, 2003 Petition of West Penn.


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

          9. In trying to resolve these issues that arose from the 1998 Restructuring Settlement, the Joint Petitioners sought to reach a settlement that is consistent with the manner in which the parties to the 1998 Restructuring Settlement dealt with issues of stranded costs and generation rate caps. The 1998 Restructuring Settlement provided for stranded cost collection and generation rate caps ending simultaneously by December 31, 2008. The 1998 Restructuring Settlement also called for generation rate increases to occur in 2006 and 2008. Since West Penn has not been able to collect all of its stranded costs within the rates provided in the 1998 Restructuring Settlement, and has had to defer such stranded cost amounts, the Amended Joint Petition provides for a longer period (through 2010) to collect the stranded costs and associated carrying charges than previously approved in the 1998 Restructuring Settlement. As set forth below, the Amended Joint Petition provides for additional increases in generation rates in 2007 and 2008. The Amended Joint Petition also provides that during the extended period when these stranded costs are collected (from January 1, 2009 through 2010), West Penn's generation rates will be subject to a rate cap. Furthermore, the Amended Joint Petition extends West Penn's distribution rate cap from December 31, 2005, as agreed in the 1998 Restructuring Settlement, through December 31, 2007, with an additional distribution rate cap in effect throughout 2009. Any distribution rate increase shall become effective no later than October 1, 2008. The 2007 generation rate cap increase is mitigated by the distribution rate cap extension throughout 2007, which is part of the Amended Joint Petition.

          10. The resolution of the issues raised by West Penn's request results in certain modifications and extensions of provisions of West Penn's 1998 Restructuring Settlement. Due to the request for modifications and extensions of the 1998 Restructuring Settlement, the Joint Petition was served on all parties to the Company's restructuring proceeding at Docket No. R-00973981. West Penn also provided notice to its customers of the Joint Petition proceeding by way of notices in its regular monthly customer bills during the next available month-long billing cycle. West Penn further requested Commission publication of the Joint Petition in the Pennsylvania Bulletin. Notice of the Joint Petition appeared in the Pennsylvania Bulletin of September 25, 2004. (Vol. 34, No. 39, p. 5326). The Commission thereby established a deadline of October 15, 2004 for responses to the Joint Petition. Customers and other parties with interest in the subject matter of the Joint Petition thereby had full and adequate notice of this proceeding and the Joint Petition proposals affecting the 1998 Restructuring Settlement, which have not been altered by the Amended Joint Petition.


TERMS AND CONDITIONS
--------------------

         11. The following represents the terms and conditions agreed to by the Joint Petitioners.

             11a.) The Joint Petitioners agree that the Restructuring Settlement at Docket No. R-00973981, as approved by the Commission by Order entered November 19, 1998, should be amended to provide for changes in rates and rate caps, as set forth herein. The Joint Petitioners agree that the changes in rates and rate caps described in this Amended Joint Petition are reasonable and in the public interest.

             11b.) The generation rate cap, consisting of the CTC/ITC plus the generation rates, provided in Section B.3 of the 1998 Restructuring Settlement, shall continue without amendment for the years 2005 and 2006, including the system-wide generation rate increase to a West Penn system average generation rate of 4.135 cents/KWh for 2006, as set forth in Revised Appendix A.4

---------------
4 As used in this Amended Joint Petition, the generation rate cap means the sum of the CTC, the ITC, and the generation rates. For the reasons set forth in Paragraph 13g.), infra, Revised Appendix A reflects modified ITC-2 rates for years 2009 and 2010.


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

             11c.) The generation rate cap for year 2007 is amended to provide for an increase from a West Penn system average generation rate of 4.135 cents/kwh to a West Penn system average generation rate cap of 4.431 cents/KWh beginning in 2007. The system average generation rate cap increase to 4.41 cents/KWh anticipated in the 1998 Restructuring Settlement for 2008 is amended to be an increase to the system average generation rate cap of 4.743 cents/KWh beginning in 2008, as set forth in Revised Appendix A. The percentage of the rate increase for 2008 under the Joint Petition and the Amended Joint Petition is consistent with the percentage rate increase for 2008 established in the 1998 Restructuring Settlement.

             11d.) The period of the generation rate cap shall be extended from the end of 2008 through 2009 and 2010, provided however, that the level of the system average generation rate cap shall increase to 5.588 cents/KWh in 2009 and to 6.062 cents/KWh in 2010, as set forth in Revised Appendix A.

             11e.) The cap on distribution charges through the end of the year 2005 as provided in Paragraph B.3 of the 1998 Restructuring Settlement is amended to provide that the cap on distribution charges is extended until December 31, 2007, for all retail customers. West Penn may file to increase distribution rates to become effective on or after January 1, 2008, provided such rates become effective prior to October 1, 2008. In addition, West Penn agrees to distribution rates for the year 2009 at the level of distribution rates in effect as of January 1, 2009. The changes to the distribution rate cap described in this Amended Joint Petition do not apply to, nor do they affect, West Penn's transmission-related charges. West Penn may file to increase or decrease FERC jurisdictional transmission-related charges to be effective at any time after December 31, 2005. West Penn further agrees that it will continue to meet or exceed the reliability requirements for distribution service contained in the applicable Commission regulations and orders.


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

             11f.) West Penn agrees that it shall not recover through customer rates any charges from an automatic rate adjustment mechanism (a "distribution system improvement charge" or "DSIC") that provides rate recovery for fixed costs associated with delivery system improvement and relocation projects made prior to January 1, 2010, even if such DSICs are permitted by state statute. Should a jurisdictional government body direct that certain costs or category of costs may be recovered solely through a DSIC mechanism, the prohibition of DSIC recovery shall not apply relative to such costs or category of costs. To the extent that West Penn seeks a DSIC mechanism, parties reserve the right to oppose West Penn's request.

             11g.) West Penn shall securitize the current cumulative under-recovery portion of its CTC, including carrying charges, that has been deferred pursuant to Commission Orders each year from 1999 through 2004. West Penn shall also securitize the remaining stranded costs scheduled for recovery through the CTC. Together with Company savings and transaction fees and expenses, the total amount to be securitized is approximately $115 million. See Attachment H to the Joint Motion to Admit Materials into the Evidentiary Record. Consistent with the terms of the 1998 Restructuring Settlement, savings from securitization will be shared between West Penn and its customers on a 25%-75% basis, respectively.

             11h.) West Penn shall be permitted to recover the ITC-2 resulting from the securitization of the approximate $115 million so long as the ITC-2 ends no later than December 31, 2010. The issuance of Series 2 transition bonds will terminate collection of CTC. Quarterly reconciliation, and potential monthly reconciliations in 2010, will ensure full collection of ITC-2 by December 31, 2010. Shopping credits will be adjusted as necessary pursuant to any necessary ITC-2 reconciliations.



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

             11i.) The Joint Petitioners request that the Commission issue a Supplemental Qualified Rate Order requested by West Penn, as attached hereto as Revised Appendix B.5 The Qualified Rate Order shall include the following
Paragraphs:

                  1. West Penn is authorized to issue transition bonds up to $115 million (the "Series 2 Bonds"). At the issuance of the Series 2 Bonds, such Bonds shall be entitled to the benefits of the accounts (the "Series 1 Accounts") established under the Indenture in connection with the issuance of the transition bonds issued by West Penn pursuant to the Initial QRO and Supplemental QRO ("Series 1 Bonds") or separate accounts that are substantially the same as the Series 1 Accounts. Amounts in the over-collateralization sub-account in the Series 1 Accounts remaining after the repayment in full of the Series 1 Bonds will remain in that sub-account for the benefit of the Series 2 Bonds, or if separate accounts are used, will be transferred to the separate over-collateralization sub-account for the Series 2 Bonds. In any event, amounts in such accounts shall be no less than the amounts required to achieve an AAA/Aaa rating from the rating agencies. West Penn is authorized to charge customers a separate Intangible Transition Charge ("ITC-2") in an amount sufficient to pay principal and interest on the Series 2 Bonds, plus provide credit enhancement by funding the accounts under the Indenture, and to pay servicing fees and other ongoing fees and costs related to Series 2 Bonds contemplated by the Indenture.

                  2. ITC-2 will be recovered from customers beginning when the Series 1 Bonds have been paid in full and ITC-1 ceases to be collected from customers (estimated to be mid-2008) until the Series 2 Bonds are paid in full, but not later than December 31, 2010. The Series 2 Bonds will be issued as "accretion bonds." During the period from the issuance of the Series 2 Bonds until the beginning of the ITC-2 collection period, interest will not be paid

---------------
5 Revised Appendix B has been modified to reflect updated bond requirement language.


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

currently but will accrue and be added to principal on a quarterly basis. Current interest payments and principal amortization will commence on a quarterly basis after the commencement of the ITC-2 collection period. Reconciliation of the ITC-2 recovery will occur at least annually, but may occur on a quarterly basis if deemed necessary by the Company or, during 2010, on a monthly basis if deemed necessary by the Company.

                  3. West Penn's ITC-2 business structure may use the existing business structure used for the issuance and recovery of its ITC-1 bonds, or in the discretion of West Penn, it may use a new or altered business structure. The existing business structure consists of West Penn Funding Corporation, which is a direct subsidiary of West Penn, and West Penn Funding LLC, which is owned by West Penn Funding Corporation. West Penn Funding LLC is the issuer of the transition bonds.

                  4. This Supplemental QRO is consistent with the initial QRO and the First Supplemental QRO, and the QRO together with all Supplements have been validly adopted by the Commission and are irrevocable and, after the appeal period, are non-appealable, and no further regulatory approvals are required for the issuance of the Series 2 Bonds.

             11j.) The Joint Petitioners also request that the Commission approve West Penn's proposed ITC-2 tariff, attached to this Amended Joint Petition as Appendix C.

             11k.) West Penn agrees to a revenue neutral tariff rate design adjustment for customers at Rate Schedule 20, as attached hereto as Revised Appendix D. The first adjustment is a modification of the hours use provision in the first block, which makes the tariff more equitable and which has minimal impact on other Rate 20 customers. The second adjustment mitigates the rate increases for the first block generation charge, which has the effect of reducing the relative rate increases for smaller and lower load factor customers in the Rate 20 class. These adjustments produce a shopping credit which is more consistent and more equitable among customers within the class.

             11l.) Pursuant to Paragraph D.3 of the Restructuring Settlement, West Penn agreed to establish a sustainable energy fund (SEF), which West Penn agreed to fund with a payment of $11,425,721 on December 31, 1998. The purpose of that payment was to provide funding for the SEF through December 31, 2005, which was the end of the transmission and distribution rate cap period to which West Penn agreed as part of the 1998 Restructuring Settlement. Paragraph D.3 of the 1998 Restructuring Settlement further stated that, beginning January 1, 2006, the SEF would be funded from the Company's 1.73 cents per kWh transmission and distribution rate at .01 cents per kWh (less applicable gross receipts tax) on all power sold after that date, unless the Commission established new distribution rates. The settlement also stated that the .01 cents per kWh shall not automatically be considered a cost of service element upon expiration of the transmission and distribution rate cap. In order to provide funding of the SEF at no additional expense to ratepayers during the continuation of the distribution rate cap period proposed in this Amended Joint Petition, West Penn agrees that it shall make lump sum payments to the SEF at a level equal to the amount that the .01 cents per kWh charge would have accrued for the period January 1, 2006. The lump sum payments will be made based on estimated sales figures, and West Penn will provide true-up payments once actual sales are known. West Penn further agrees that it will fund one-half of the anticipated annual amounts by January 31, 2006 and January 31, 2007, and will make final, trued up payments within one month of each year's end, based on annual sales figures. To give effect to the 1998 Restructuring Settlement, West Penn agrees to provide payments to the fund in subsequent years under the same formula as agreed to herein until new distribution rates go into effect. West Penn shall not be permitted to seek recovery of such payments for ratemaking purposes. West Penn's tariff, Supplement No. 140 to Electric-Pa. P.U.C. No. 39, Original Page No. 5-2, shall be amended effective January 1, 2006, to eliminate the 0.01 cents per kWh Sustainable Energy Surcharge (less applicable gross receipts tax) on all kWh's delivered to all customers. Elimination of this Surcharge shall not impact West Penn's current state jurisdictional distribution service rates. In its next distribution rate filing, West Penn shall have the option to request from the Commission recovery of future payments to the SEF as an expense for ratemaking purposes, for the period after a new distribution rate is effective. Nothing in this Amended Joint Petition binds any of the parties, in any manner whatsoever, from taking any position in any other proceeding or forum on the issues of the recoverability from customers of an electric distribution company of payments to sustainable energy funds (including, but not limited to, the West Penn SEF), the operation and management of such funds, or the use of the payments made to such funds.

          12. The following terms and conditions in Paragraphs 12 and 13 arise from the further negotiations that followed the filing of the Joint Petition.

              12a.) Improve AE/WPP Net Metering rules: Customers generating a surplus can choose either the two-meter option or the smart meter option to receive payment for energy it generates in excess of consumption. This metering option may be modified if required by any net metering rules adopted by the Commission. It is further agreed that customers with their own generation will not be responsible for the first $1,000 of local distribution system upgrades needed to accommodate West Penn's purchases from these customers. West Penn shall not make any claim for recovery of any costs incurred as part of provision 12a.). Any future rate impacts arising from this provision will be addressed in future regulatory proceedings.

              12b.) Renew the Citizen Power Energy Services Fund: In accordance with the 1998 Restructuring Settlement, West Penn shareholder funds were given to Citizen Power to "foster competition in the retail residential electric market in the western Pennsylvania region, and strengthen Pennsylvania's conservation and renewable energy initiatives." Citizen Power continues to work toward this goal as the effort proceeds to establish a competitive electricity generation market in Pennsylvania. Accordingly, West Penn shareholders are providing a $2 million contribution ("contribution") to Citizen Power for its Energy Services Program. The funds shall be expended exclusively for the purposes of developing, promoting and delivering Energy Services Programs. Use of the funds in state or federal regulatory proceedings is limited to ensuring that the Energy Services Programs are delivered as contemplated by Citizen Power and/or that the terms of this settlement are carried out. Specifically, $500 thousand will be paid to Citizen Power on or before January 15th of each year for the years 2007-2010 for energy programs advancing the interests of low-income customers in obtaining affordable electricity service, and to promote the increased use of renewable energy and energy efficiency technologies in the western Pennsylvania region. The contribution shall not be the basis of any expense claim by West Penn for ratemaking purposes. Citizen Power agrees to provide annual financial statements through the end of 2010 accounting for expenditures of these funds to the Commission and the Joint Petitioners. The annual financial statements shall be in sufficient detail to confirm that expenditures are consistent with the terms of the Amended Joint Petition and permit the audit of expenditures by the Commission should it elect to do so.

              12c.) WPP Low Income Usage Reduction Program: West Penn has agreed to spend all monies budgeted for its LIURP services within each of the years 2008 through 2010, and that no carry-overs will occur. It is agreed that if all eligible customers below 150% of poverty have been served by West Penn's LIURP each year, any remaining budgeted funds will be reallocated to provide LIURP services to customers in the 150 - 200% of poverty range.

              12d.) Keep out provision: Citizen Power agrees that it will not request or advocate before any state or federal regulatory bodies, further expenditures from West Penn shareholders or ratepayers through the end of 2010 for the Energy Services Programs described in paragraph 12b), or for net metering and the Renewable Pilot Program. This provision does not apply to any other Joint Petitioner.

          13. As a further result of the negotiations that followed the filing of the Joint Petition, West Penn agrees to use a Request For Proposal ("RFP") process to obtain its energy supply for years 2009 and 2010. This RFP process brings competitive market forces to bear on the cost of West Penn's energy supply in these years. The RFP process will be conducted consistent with the following process.

              13a.) The process will be conducted to procure from the wholesale market, supply necessary to serve those retail customers who do not take service from competitive retail suppliers. The RFP will be for full requirements energy, capacity, and losses (excluding Network Integrated Transmission Service ("NITS") and ancillary services). Bids will be for either one year or the full two-year term with individual pricing for 2009 and 2010. Whether the bidding will be conducted for one year or the full two year terms with individual pricing for 2009 or 2010 will be specified in the RFP. Load will be broken down by type (customer groupings) and into near 50MW blocks as follows:

              o Rate Schedule 10

              o Rate Schedules 20, 22, 23 & 24 (including lighting)

              o Rate Schedule 30 at or below 600 KW

              o Rate Schedule 30 above 600 KW

              o Rate Schedules 40, 41, 44 & 86

              o Rate Schedule 46

Bids will be at the wholesale level and West Penn will only be requesting per MWh bids (no demand component). No provision within the Full Requirements Service Agreement ("FSA") will be negotiable. Any non-conforming bids will be eliminated.

              13b.) The RFP will specify bid evaluation procedures to be followed by West Penn. Those procedures will specify that the bid prices submitted by all qualified bidders will be the single parameter used by West Penn to compare all offers within the same customer grouping and the same contract terms. The bids with the lowest price will be selected within each contract term until the load offered via the RFP has been filled, and West Penn will evaluate bids and notify winning bidders in accordance with the RFP specifications which in no case shall be longer than 24-hours from the close of bids. Alternatively, West Penn may reject all or some bids, and to the extent that West Penn does not receive or does not award bids that would supply the retail load as described and solicited in the RFP, it will so notify the bidders within twenty four hours from the close of bids. If West Penn does reject all bids submitted pursuant to these procedures and the RFP, West Penn will conduct another RFP process. If bids are rejected by West Penn in the second RFP process, West Penn will conduct another RFP process and so on. For those retail customers who do not take service from competitive retail suppliers, West Penn will not enter into any agreements with any entity to provide energy supply services for years 2009 and 2010 that have not been awarded by West Penn pursuant to an RFP process as described herein.

              13c.) West Penn agrees that the RFP process and the wholesale contract that it will execute with winning bidders will be based upon the procurement solicitations that Allegheny Power (the d/b/a name of the Allegheny Energy Inc. operating companies) has conducted in its other jurisdictions. West Penn will hold a pre-bid meeting for interested parties to review the RFP and

FSA terms and conditions and to answer bidder questions in accordance with the RFP schedule.

              13d.) The RFP Bid Process will commence near 30-days after Commission approval of the Amended Joint Petition and will adhere to the following schedule:


          Activity                                             Date
          ---------------------------------------------------------
  RFP Website goes active with RFP, FSA and
  due diligence information                                    Day 1

  Pre bid meeting                                              By Day 15

  Issue final RFP bid package                                  Day 1

  Expression of Interest and Confidentiality Agreements due    By Day 30
  Credit Application and financial information due             By Day 30
  Alternative Letter of Credit Form(s) due, if applicable      By Day 30
  Alternative Form of Performance Assurance due                By Day 30
              (if applicable)
  PJM and FERC qualifications due                              By Day 30
  Issue applicants' eligibility status                         By Day 40
  Price proposals due with Binding Bid Agreement               By Day 50
  Bid assurance collateral due                                 By Day 50
  Award bids                                                   By Day 51
  Execute FSAs and transactions                                By Day 51
  Execute Guaranty Agreement (Exh. F to FSA), if applicable    By Day 51

              13e.) The RFP process may generate wholesale bid payments that are less than the retail generation revenues billed from the generation rate caps specified in the Amended Joint Petition in years 2009 and 2010. The process, calculation and allocation of these potential savings is as follows:

                  1. Process: Wholesale bids may result in a Generation Purchase Credit (GPC) that is refunded to all retail customers (shopping and non-shopping). The GPC for each customer grouping represents the average per kWh refund rate resulting from retail generation revenues exceeding wholesale bid payments. Retail generation revenues will be calculated from the Company's monthly billing cycle revenues and the rate set forth in Revised Appendix A. Wholesale bid payments will be calculated from the awarded wholesale bid price from the initial competitive bidding process, or any subsequent competitive bidding process, multiplied by the wholesale kWh sales of the applicable period relative to West Penn's provision of retail electric service. If there are multiple awarded wholesale bidders within the same time period and within the same customer grouping, the awarded wholesale bid price will be calculated as a weighted average.

                  2. GPC per kWh Formula for each customer grouping in the wholesale bid process: [retail generation revenues - (awarded wholesale bid price x wholesale kWh sales)] / forecasted distribution retail kWh sales

                  3. Quarterly Calculation: The GPC in effect will be calculated from retail generation revenues and wholesale bid payments from the quarter immediately preceding the previous quarter, and will use the 90-day retail load settlement process as the basis for the determination of actual wholesale bid payments to awarded wholesale bidders. For example, the GPC in effect during the third quarter of 2009 will use (a) retail generation revenues less wholesale bid payments from the first quarter of 2009, divided by (b) forecasted distribution retail kWh sales for the third quarter of 2009.

                  4. Reconciliation: A reconciliation between the GPC to be credited to retail customers and the actual amount passed back to retail customers based on actual kWh sales will be determined quarterly and will be embedded in the first available quarterly GPC. In no event will the reconciliation adjustment result in a separate reconciliation charge to customers. The GPC will be calculated by customer groupings consistent with the wholesale bid process. If the wholesale bid payments are equal to or greater than the retail generation revenues for a customer grouping, the GPC for that customer grouping will be set to zero. Appendix E to the Amended Joint Petition provides a sample GPC calculation.

              13f.) West Penn commits to working with interested Electric Generation Suppliers (EGSs) to develop an automated process to permit the confidential exchange of historic customer interval data between Electric Distribution Companies (EDCs) and EGSs and will arrange meetings with EGSs to facilitate the development of such a process. These meetings will begin no later than 60 days after final approval of this settlement by the Commission. The customer data exchanges with this new process will comply with 52 Pa. Code ss.
54.8 and all other applicable Commission Rules and Regulations for consumer protection, and will enable the EGS to access accurate interval data for customer interval accounts within a timeframe consistent with or better than other non-interval historical data requests. The system will be operational within twelve months of the approval of this settlement, and will include all information necessary to price and enroll retail electric customers, when combined with existing EDI historical data responses. West Penn agrees to waive fees associated with providing historical data and monthly EGS usage and billing data for enrolled customers to Electric Generation Suppliers through 2010. However, West Penn reserves the right to file, during the term of this Amended Joint Petition, a request with the Commission to implement supplier fees for coordination services or fees for other supplier services in conjunction with the filing by West Penn of a future distribution service rate case, provided that West Penn will continue to waive any fee for historical data and monthly EGS usage and billing data for enrolled customers through 2010 should the Commission approve this and/or other fees. All parties to this Amended Joint Petition reserve all rights to contest any such future filing. Furthermore, West Penn will not seek recovery from customers of any costs incurred through 2010 associated with providing historical data and monthly EGS usage and billing data as a result of this agreement.

              13g.) The Amended Joint Petition revises Appendix A to the Joint Petition by increasing the ITC-2 rate in year 2009 and reducing it in 2010. This has the impact of increasing the original Joint Petition's proposed price to compare in year 2010 which will facilitate a better transition to competitive retail markets for customers and EGSs in 2010 and beyond.

              13h.) To the extent that the RFP process results in wholesale payments that are in excess of the capped generation rates for 2009 and 2010, West Penn customers shall be held harmless for the difference and shall pay the capped generation rates set forth in Revised Appendix A. This provision is to be read consistent with Paragraph 14 of the Amended Joint Petition.


MISCELLANEOUS
-------------

          14. The provisions of the 1998 Restructuring Settlement and Commission Orders relating thereto shall remain applicable except as specifically amended in this proceeding pursuant to this Amended Joint Petition. In particular, the rate cap exceptions provided in the 1998 Restructuring Settlement, which expressly incorporate the rate cap exceptions of Section 2804 of the Public Utility Code, shall remain applicable during the rate cap extensions provided in this Amended Joint Petition.

          15. This Amended Joint Petition is conditioned upon the Commission's approval of the terms and conditions contained herein in their entirety. If the Commission should fail to grant such approval in whole or in part, or should it modify the terms and conditions contained herein, participation in this Amended Joint Petition may be withdrawn by any Party upon written notice to the Commission and all Parties within five (5) business days. In the event the Commission does not approve the Amended Joint Petition in its entirety or the Commission modifies the terms and conditions in any way and any Party elects to withdraw, the Parties reserve their respective rights to proceed in any manner allowable under the law. Should the Commission approve the Amended Joint Petition and one or more elements of the Commission's order is reversed on appeal, each of the Joint Petitioners reserves its right to withdraw from the Amended Joint Petition. Pending any appellate review of a Commission Order adopting the Amended Joint Petition, the Parties shall continue to implement the terms of the Amended Joint Petition in good faith as feasible or appropriate.

          16. This Amended Joint Petition is proposed by the Joint Petitioners solely for the purpose of fully and completely settling this proceeding and is made without any admission by any Party hereto as to any matter of fact or law, is without prejudice to any position advanced by any Party or Joint Petitioner on the record in this proceeding or other proceedings, and is without prejudice to any position that might be adopted or advocated during subsequent litigation before the Commission or elsewhere in this or any other proceeding. This Amended Joint Petition is conditioned upon the Commission's approval of the terms set forth herein in a final order as aforesaid. In the event the Commission does not approve this Amended Joint Petition in its entirety or the Commission modifies the Amended Joint Petition in any way and the proceeding continues before the Commission or elsewhere, the Joint Petitioners reserve all of their respective rights.

          17. This Amended Joint Petition may be executed in counterparts, and when all the Joint Petitioners have each executed a counterpart, they shall be bound hereby as if all of said Joint Petitioners had executed the same counterpart.

          18. The Joint Petitioners agree to cooperate with one another and do those things and execute such documents as are reasonably necessary to effectuate the terms and intent of this Amended Joint Petition.

          19. If the ALJ, in a Recommend Decision, recommends that the Commission adopt the Amended Joint Petition as herein proposed, the Joint Petitioners agree to waive the filing of Exceptions. However, the Joint Petitioners do not waive their rights to file Exceptions with respect to any modifications to the terms and conditions of this Amended Joint Petition, or any additional matters proposed by the ALJ in the Recommended Decision. In the event Exceptions are filed by a non-settling party, the Joint Petitioners reserve the right to file a Reply to those Exceptions.

          20. The Joint Petitioners are in full agreement that this Amended Joint Petition represents a fair, just and reasonable resolution of the matters that have been at issue in this proceeding. The benefits reflected in this Amended Joint Petition, and the related concessions and compromises agreed to by each of the Joint Petitioners, are the result of a considerable effort to achieve a reasonable negotiated resolution involving complex matters. A settlement is in the public interest if it is consistent with relevant law, supported by evidence, and produces an outcome that balances the interests of all impacted interest groups. The Amended Joint Petition meets all of these requirements and is thus in the public interest. The Amended Joint Petition resolves West Penn's past and anticipated future stranded cost undercollections. The period over which customers are responsible for stranded costs is extended; however, customers obtain protection from market prices for electricity while those stranded costs are being recovered. EGSs benefit from an increasing price to compare throughout the stranded cost collection period and have assurances that a competitive bid process for service to non-shopping customers is in place for 2009 and 2010. In addition, programs initiated to benefit environmental interests in the 1998 Restructuring Settlement are infused with additional financial resources throughout the extended transition period by the Amended Joint Petition. In arriving at this Amended Joint Petition, the Joint Petitioners have balanced diverse interests in order to achieve a result that is reasonable and supportable. The Joint Petitioners urge the Administrative Law Judge and Commission to approve this Amended Joint Petition in its entirety and without modification or conditions.





Dated: March 8, 2005                        Respectfully submitted,



                                            /s/ John L. Munsch
                                            ----------------------------------------------------
                                            John L. Munsch, Esquire
                                            WEST PENN POWER COMPANY
                                            800 Cabin Hill Drive
                                            Greensburg, PA  15601



                                            /s/ John F. Povilaitis
                                            ----------------------------------------------------
                                            John F. Povilaitis, Esquire
                                            W. Edwin Ogden, Esquire
                                            RYAN, RUSSELL, OGDEN & SELTZER LLP
                                            Suite 101
                                            800 North Third Street
                                            Harrisburg, PA 17102-2025



                                            /s/ Tanya J. McCloskey
                                            ----------------------------------------------------
                                            Irwin A. Popowsky, Consumer Advocate
                                            Tanya J. McCloskey, Senior Assistant Consumer Advocate
                                            Office of Consumer Advocate
                                            555 Walnut Street
                                            5th Floor - Forum Place
                                            Harrisburg, PA 17101-1923



                                            /s/ William R. Lloyd, Jr.
                                            ----------------------------------------------------
                                            William R. Lloyd, Jr., Small Business Advocate
                                            Carol F. Pennington, Assistant Small Business Advocate
                                            Office of Small Business Advocate
                                            Suite 1102
                                            300 North 2nd Street
                                            Harrisburg, PA  17101




                                       25



                                            /s/ Derrick Price Williamson
                                            ----------------------------------------------------
                                            Derrick Price Williamson, Esquire
                                            Susan E. Bruce, Esquire
                                            McNees Wallace & Nurick LLC
                                            100 Pine Street
                                            Harrisburg, PA  17108
                                            Counsel for West Penn Power Industrial Inervenors



                                            /s/ David Boehm
                                            ----------------------------------------------------
                                            David Boehm, Esquire
                                            Boehm, Kurtz & Lowry
                                            36 East Seventh Street, Suite 1510
                                            Cincinnati, Ohio 45202
                                            Counsel for AK Steel Corporation



                                            /s/ Jonathan D. Schneider
                                            ----------------------------------------------------
                                            Jonathan D. Schneider, Esquire
                                            Stinson Morrison Hecker, LLP
                                            1150 18th Street, N.W.
                                            Suite 800
                                            Washington, DC 20036
                                            Counsel for Citizen Power, Inc.



                                            /s/ James H. Cawley
                                            ----------------------------------------------------
                                            James H. Cawley, Esq.
                                            Rhoads & Sinon LLP
                                            One South Market Square, 12th Floor
                                            Harrisburg, PA 17101
                                            Counsel for Constellation Energy Commodities Group




                                       26